Exhibit 3(ii)
                            Amendment to the By-Laws


     Sections 6 and 7 of Article IX of the Company's By-Laws have been deleted and the following provisions inserted in lieu thereof:

                             "CHAIRMAN OF THE BOARD
     Section 6. The Chairman of the Board shall preside at all meetings of the shareholders and of the Board of Directors and shall have such additional authority, if any, as the Board of Directors may designate by duly adopted resolutions from time to time.

                                  THE PRESIDENT
     Section 7. Unless the Board of Directors shall have designated the Chairman, if any, as the chief executive officer of the Corporation, the President shall be the chief executive officer of the Corporation and shall have general supervision over the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect, subject, however, to the control of the Board of Directors and the right of the Board to delegate any specific powers, except such as may be by conferred on the President, to any other officer or officers of the Corporation. The President shall be EX-OFFICIO a member of all committees and, in general, shall perform all duties incident to the office of President and such other duties as from time to time may be assigned to the President by the Board or the Chairman, if the Chairman shall be designated the chief executive officer. The President may execute bonds, mortgages and other contracts and other instruments on behalf of the Corporation, under the seal of the Corporation or otherwise, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation."